Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

Three months	Nine months
ended September 30,	ended September 30,
2010	2009	2010	2009

Net income (loss)	$(308)	$(42)	$(451)	$99

Class A Unit holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%

Net income (loss) allocable to Class A Unit holders	$(308)	$(42)	$(451)	$99

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income (loss) per Class A Unit	$(0.04)	$(0.01)	$(0.06)	$0.01

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